May 31, 2005
Via U.S. Mail and Facsimile



Melvin Wyman
Chief Executive Officer
Pop N Go, Inc.
12429 East Putnam Street
Whittier, California 90602

RE: 		Pop N Go, Inc.
		Registration Statement on Form SB-2
		File No.: 333-122694
		Filed: May 12, 2005

Dear Mr. Wyman:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2 FILED FEBRUARY 10, 2005

The Offering, page 3

1. We note your response to comment 4 of our March 8, 2005 letter. However, when referring to the proceeds from the Equity
Distribution
Agreement, please refer to the net amount.

Risk Factors, page 6

2. We note your response to comment 7 of our March 18, 2005 letter that you "have added the disclosure as requested." However, there has been no change to Cornell Capital Partners Will Pay Less Than The
Then-Prevailing Market Price Of Our Common Stock Under The Equity Distribution Agreement.

3. We have reviewed your response to comment 11. Some of the balances have changed on your September 30, 2004 balance sheet and therefore, your working capital deficit is no longer $7,351,007. Please ensure that your disclosure agrees to the amounts that you present in your balance sheet. In addition, you disclose that your working capital deficit for the year ended September 30, 2004 is $7,351,007 and $7,470,070 in the same sentence. Please revise so both amounts agree to each other.

4. We remind you that working capital is defined as current assets less current liabilities. Your calculation of working capital deficit for the three months ended December 31, 2004 is taking into account total assets instead of current assets. Please revise.

Forward-Looking Statements, page 11

5. We reissue comment 12 of our March 8, 2005 letter. In this regard, we note your supplemental response that you have revised our disclosure as requested yet the word "will" remains.

Use of Proceeds Received Under the Equity Distribution Agreement, page 14

6. We reissue comment 15 our March 8, 2005 letter. In this regard, we note your supplemental response that you have revised our disclosure as requested yet the words "assumed offering price" remain in footnote 4.

Dilution, page 16

7. We reissue comment 18 our March 8, 2005 letter. In this regard, we note your supplemental response that you have revised our disclosure as requested yet the words "assumed offering price" remain in the table.

Equity Distribution Agreeement, page 17

8. We have reviewed your response to comment 24 that Cornell is not requiring a pre-closing share credit; however this feature is still a part of the agreement. Please advise us on the basis for your conclusion that Cornell is not requiring the pre-closing share credit.

Plan of Distribution, page 19

9. Your statements in the last two sentences of the first paragraph at the top of page 19 are inconsistent. Please clearly state
Cornell`s intentions regarding short selling.



Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 20

10. We have reviewed your response to comment 28. We continue to believe that you should discuss in greater detail the business reasons for the changes between periods in revenue share sales, cost of goods sold - revenue share sales, and general and administrative expenses. Please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(b) of Regulation S-B and Financial Reporting Codification 501.04.

Introduction-Forward Looking Statements, page 20

11. Refer to your statement "Any forward-looking statement speaks only as of the date on which such statement is made, and Pop N Go undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events." Please confirm supplementally that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(d)(3) of
Regulation S-B.

Results of Operations

Year Ended September 30, 2004 Compared to the Year Ended September 30, 2003, page 21

12. We have reviewed your response to comment 30. Your disclosure does not agree to what you currently present as total operating expenses for 2004 and 2003 in your statement of operations.
Please
revise accordingly.

Liquidity and Capital Resources, page 23

13. Please revise your disclosure of your working capital deficits at
September 30, 2004 and December 31, 2004 so that the amounts are calculated using the amounts presented in your balance sheets.

14. You disclose that you had net cash from operating activities of
$357,763 for the period ended December 31, 2004. Please revise this to state that the net cash was used in operating activities.

Convertible Debentures and Promissory Notes, page 24

15. We note your statement that you have received notice of acceleration from one promissory note holder and have reached an agreement to repay the holder prior to February 15, 2005. Please update your disclosure to the latest practicable date and disclose how much, if any, money has been repaid.

16. We note your statement that you believe that you will be able to place 200 machines by the end of the third quarter of the year
2005,
thereby generating positive cash flow. Please elaborate. For instance, do you have orders for additional machines?

17. Please reconcile the statement on page 25 that "Pursuant to an agreement with Cornell Capital Partners, we have placed $5,000,000 shares of our common stock into escrow, as collateral to secure the promissory note we have issued to Cornell Capital Partners" with your supplemental response to comment 35 of our March 8, 2005 letter that you have not placed 5 million shares in escrow. Also, clarify, if applicable, that these shares are not being registered in this offering.

Description of Business, page 31

18. We note your supplemental response to comment 36 of our March
8,
2005 letter that you have revised your disclosure as requested. However, your disclosure still states that you plan to introduce the
Hot Nuts vending machine in the fourth quarter of 2004. We note the disclosure on page 35 that you intend to complete a prototype of the
Hot Nuts Machine by the fourth calendar quarter of 2005. Please update this section.

19. Please update the revenue generated from international sales to the latest practicable date.

20. We have reviewed your response to prior comment 38. Please disclose the amount of revenue you receive from revenue-sharing programs and what portion of your total revenues this amount represents.

Marketing, page 34

21. We reissue comment 40 of our March 8, 2005 letter. In this regard, we note your supplemental response that you have revised your disclosure as requested yet it appears that you have simply repeated the second paragraph under the heading "Marketing," which begins "Our popcorn machines are currently located in retail stores, shopping centers, schools ... We are in discussions with several operating partners. . ." in the second paragraph under the heading "The Market." Please elaborate on the expenditures and specific marketing initiatives you have undertaken.

Research and Development, page 35

22. Please disclose how much money you have spent developing the Hot
Nuts Machine and how much you anticipate spending in the continued development of this prototype.




Government Regulations, page 35

23. Please explain the significance of receiving certification from
Canadian Underwriters Laboratory. We assume, as with the Underwriters Laboratory in the United States that you can use their label in Canada. If so, please specifically disclose this fact. Also, please disclose what the Underwriters Laboratory is, what you had to do to obtain a "listing," and the significance of being able to use its label.

Legal Proceedings, page 38

24. Please disclose the nature of your counterclaims against Jamie
Karalis.

Stock Purchase Warrants, page 42

25. We have reviewed your response to comment 47. The amount of outstanding warrants you disclose in the preface of 14,655,000 warrants still does not agree to the total amount shown at the bottom of the table of 13,005,000 warrants. In addition, the amount of warrants in the table does not total 13,005,000, nor does the dollar value column total $235,500. Please recalculate the number of warrants and the dollar value column in your table and ensure that the number of warrants in your table agrees to the amount you disclose in the preface.

Legality Opinion

26. We have reviewed your response to comment 53. Please disclose the assumption relied upon by counsel in the legality opinion.

Financial Statements

27. We have reviewed your response to comment 54. Please include interim financial statements for the period ended March 31, 2005.
Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation S-B.

28. We have reviewed your response to comment 55. You still disclose that you spent an aggregate amount of approximately $71,873 on research and development during the past two years. Please disclose the amount of research and development costs you incurred for each fiscal year ended September 30, 2004 and 2003, in accordance with paragraph 13 of SFAS 2. See paragraph 11 of SFAS 2 for examples of elements that should be identified with research and development activities. Please also revise your disclosure in MD&A on page 35 accordingly.

Statement of Operations, page F-2

29. You present a line item called recovery of inventory. Please tell us what this relates to. Was the inventory previously impaired?
What accounting literature did you cite in reaching your conclusion related to your treatment of this recovery?

Note 4 - Debt Financing, page F-6

30. Please also disclose on page F-10 the number of shares you agreed to issue as loan incentives during each period presented and the value of these shares when you agreed to issue them. Please also disclose when you intend to issue all of these shares and how you are treating these loan incentives in your statement of operations for each period presented.

Note 5 - Loss per share, page F-13

31. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Note 6 - Equity, page F-13

32. You disclose that you have 18,067,407 shares to be issued in the amount of $982,872. However, per your balance sheet, you have 16,645,000 shares in the amount of $983,729. Please revise accordingly.

Stock Option Plan, page F-14

33. You disclose that the outstanding 100,000 options were expired on
December 31, 2005.  Please revise to December 31, 2004.

Stock Purchase Warrants, page F-15

34. Regarding your issuance of 700,000 shares, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance. Please also disclose whether you used the Black-
Scholes model, including the assumptions you used.

Note 10 - Subsequent Events, page F-17

35. You disclose that you signed a new promissory note for
$350,000
on February 8, 2004. Please confirm this is the correct date or revise accordingly.

Balance Sheet, page F-20

36. We have reviewed your response to comment 56. Please disclose the amortization period of twelve months. In addition, please show us your calculations for computing the beneficial conversion feature.

Statement of Operations, page F-21

37. We have reviewed your response to comment 57. Please display inventory impairments as a reconciling item in your footnote that discusses the reclassification adjustment. Also, your reconciliation for the year ended September 30, 2004 actually uses the 2003 total sales, cost of goods sold, and operating expense amounts. Please revise. In addition, please ensure that your auditors refer to the reclassification, as well as the footnote that further discusses the reclassification.

38. It appears that you have not included the line item administrative and general in your statement of operations. Due to this, your total operating expenses currently do not foot. Please revise accordingly.

39. Gains and losses on the sale of long-lived assets that are not
a
component of an entity are required to be included in arriving at your operating income (loss).  Please revise your September 30,
2004
and December 31, 2004 statement of income classification accordingly.
See paragraph 45 of SFAS 144.

Note 3 - Consulting Agreement on Acquisition of Branax, LLC, page
F-
26

40. We have reviewed your response to comment 58. You responded that you updated the disclosure in Note 3; however, no changes were made to Note 3. Please disclose more information about how you accounted for the value of the shares issued under your consulting agreement with the former President and Chief Executive Officer of Branax.

Note 4 - Summary of Significant Accounting Policies, page F-26

41. We have reviewed your response to comment 59. Please also disclose the types of expenses that you include in the administrative and general expenses line item.

Revenue Recognition, page F-26

42. We have reviewed your response to comment 60. You responded that you have revised the footnote; however, no changes were made to Note
4. Please disclose each type of revenue sharing program in the footnote and whether you record gross or net revenues for each type, including your basis for that treatment.

Note 6 - Notes Payable, page F-31

43. We have reviewed your response to comment 64. You have disclosed that you agreed to issue 1,272,000 shares valued at $210,890 for the year ended September 30, 2044. Please revise to state the year ended
September 30, 2004. In addition, please disclose that you intend to issue these shares by May 31, 2005.

Note 8 - Commitments and Contingencies, page F-37

44. We have reviewed your response to comment 65. You responded that you currently do not have any obligations under capital lease arrangements. However, in Note 4 - Summary of Significant Accounting
Policies, you disclose that you have equipment financed under capital leases. Please revise accordingly.


Litigation, page F-37

45. We have reviewed your response to comment 66. In a footnote, please discuss the reclassification adjustment and reconcile in table format from operating loss as originally reported to operating loss as restated with each line item, loss on legal settlement and litigation expense, shown as a separate reconciling item. In addition, please ensure that your auditors refer to the reclassification, as well as the footnote that further discusses the reclassification.

Stock Option Plan, page F-39

46. We have reviewed your response to comment 68. We remind you that
SFAS 123, as amended by SFAS 148, requires disclosure in tabular format of your comparisons of as reported earnings amounts to the pro forma earnings amounts as if you had fully adopted SFAS 123. See paragraph 45.c of SFAS 123, as amended by SFAS 148.

Stock Purchase Warrants, page F-40

47. We have reviewed your response to comment 69. You responded that you have revised your footnotes to comply with our original comment.
What revisions did you make and where did you include the revisions?
If you did not make any revisions, please disclose the fair value for each issuance of stock warrants at the date of issuance and the reason for issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

Note 12 - Segment Information, page F-42

48. We have reviewed your response to comment 70. It does not appear that you have provided a reconciliation of your total assets and loss from operations for 2003 and 2004 to your financial statements. Please revise the footnote to include this reconciliation. See paragraphs 32(b) and (c) of SFAS 131.

Prospectus, page 45

49. We have reviewed your response to comment 71. You are still disclosing that you are offering 107,542,499 shares of common stock.
Please change this amount to 102,542,499 shares of common stock.

FORM 10-KSB/A FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comments applicable to your overall filing

50. Please address the above comments in your future Forms 10-KSB. If any comments above require an amendment to your financial statements, please similarly amend your Form 10-KSB.

Exhibit 31.1 - Certification

51. We have reviewed your response to comment 76. You disclose that your Chief Executive Officer reviewed the Form 10-KSB for the fiscal year ended December 31, 2004. Your fiscal year ends September 30, 2004. Please file an amendment to your Form 10-KSB to correct the date included in the certification. In doing so, please re-file the
Form 10-KSB in its entirety.

Exhibit 32.1 - Certification

52. You disclose that Melvin Wyman is the Chief Executive Officer and
Sole Director of DATAMEG Corp. Please revise this to state Pop N Go, instead of DATAMEG Corp. In addition, please file a currently dated certification instead of the June 10, 2004 date you have currently used. Please file an amendment to your Form 10-KSB to make these revisions. In doing so, please re-file the Form 10-KSB in its entirety.

FORM 10-QSB FOR THE PERIOD ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

53. Please address the above comments in your future Forms 10-QSB. If any comments above require an amendment to your financial statements, please similarly amend your Form 10-QSB.

Item 3 - Controls and Procedures

54. Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. See Item 307 of Regulation
S-B.

Exhibit 31.1 - Certification

55. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your
Form 10-QSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please re-file the Form 10-QSB in its entirety.

Exhibit 32.1 - Certification

56. Your current Exhibit 32.1 certification is for the fiscal quarter ended June 30, 2004. Please appropriately include a certification for the fiscal quarter ended December 31, 2004. In doing so, please re-file the Form 10-QSB in its entirety.



Other Expenses of Issuance and Distribution

57. It would appear that your estimated expenses total $84,783.61, not $85,000.00.

Signatures

58. We reissue comment 52 of our March 8, 2005 comment letter.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     You may contact Jeffrey Gordon, Staff Accountant, at (202)
551-
3866 or in his absence Rufus Decker, Accounting Branch Chief, at
(202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Senior Staff Attorney, at (202) 551-3742 with any other questions.



      			Sincerely,




      			Assistant Director
						Pamela A. Long


cc:	Clayton E. Parker, Esq.
	(305) 358-7095
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE